UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-32001

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Aptose Biosciences Inc.
(Translation of registrant's name into English)

5955 Airport Road, Suite 228
 Mississauga, Ontario  L4V 1R9
Canada
 (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Aptose Biosciences Inc. (File No. 333-200660).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptose Biosciences Inc.

Date: October 30, 2017
By: /s/ Gregory Chow
Name:  Gregory Chow
Title:    Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated October 30, 2017